NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES 2008 YEAR END RESERVES,

CONFIRMS FEBRUARY 2009 DISTRIBUTION AND UPDATES HEDGING

Calgary, AB – February 10, 2009 (TSX – PMT.UN) – Paramount Energy Trust (“PET" or the “Trust”) is pleased to release its 2008 year end reserves, confirm its February 2009 distribution and update its natural gas price management positions.

FEBRUARY 2009 DISTRIBUTION

PET herein confirms that its distribution to be paid on March 16, 2009 in respect of income received by PET for the month of February 2009, for Unitholders of record on February 27, 2009, will be $0.07 per Trust Unit. The ex-distribution date is February 25, 2009. The February 2009 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $13.264 per Trust Unit.

HEDGING UPDATE

Natural gas prices continue to be highly volatile. Prices at both AECO and NYMEX trading hubs have continued to trend lower as the North American gas market is balancing its oversupply situation coupled with demand destruction related to the weakness in the U.S., Canadian and other global economies. PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to meet PET’s strategy of protecting the level of the Trust’s monthly distributions and managing the balance sheet, enhancing or protecting the economics of acquisitions and capital programs, and capitalizing on perceived market anomalies. Financial and physical natural gas forward sales positions (net of related financial and physical fixed-price natural gas purchase contracts) at February 10, 2009 are as follows:

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Budgeted Production(3)	Price ($/GJ)(1)	Current Forward Price ($/GJ)(2)	Term
Financial	81,000		7.18		March 2009
Physical	2,500		8.37		March 2009
Period Total	83,500	41	7.96	4.95	March 2009
Financial	92,500		7.58		April – October 2009
Period Total	92,500	45	7.58	5.14	April – October 2009
Financial	95,000		8.24		November 2009 – March 2010
Period Total	95,000	46	8.24	6.60	November 2009 – March 2010
Financial	95,000		7.39		April – October 2010
Period Total	95,000	46	7.39	6.59	April – October 2010
Physical	10,000		7.75		November 2010 – March 2011
Financial	80,000		8.00		November 2010 – March 2011
Period Total	90,000	44	7.97	7.71	November 2010 – March 2011

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Budgeted Production(3)	Strike Price ($/GJ)(1)	Current Forward Price ($/GJ)(2)	Term
Sold Call	5,000	3%	8.50	6.60	November 2009 – March 2010
Sold Call	5,000	3%	7.75	6.59	April – October 2010
Sold Call	12,500	6%	9.00	7.71	November 2010 – March 2011

(1)

Weighted average prices are calculated by netting the volumes of the lowest-priced financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the remaining financial and physical contracts. Included in the March 2009 volume summaries is a collar to sell forward 5,000 GJ/d at a floor price of $7.00 per GJ at AECO and a ceiling price of $8.00 per GJ. As the current AECO forward price is below the floor of the collar, the floor price is used in the weighted average price calculation.

(2)

Average AECO forward price for March through December 2009 as at February 10, 2009 is $5.35 per GJ.

(3)

Calculated using 194 MMcf/d and includes actual and gas over bitumen deemed projected production volumes.

At current AECO forward prices of $5.35 per GJ for 2009, the Trust’s current monthly distribution level and capital expenditure program can be funded completely through funds flow. Incorporating PET’s current hedging portfolio and forward natural gas prices into the Trust’s production, operations and funds flow projections, the current level of distribution represents a payout ratio of approximately 46 percent for 2009. PET reviews distributions on a monthly basis. The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment. PET reviews distributions on a monthly basis. Future distributions are subject to change as dictated by commodity price markets, operations and future business development opportunities.

YEAR END 2008 RESERVES

PET is also pleased to release a summary of the Trust’s year end 2008 reserves information, as evaluated by the independent engineering firm McDaniel and Associates Consultants Ltd. (“McDaniel”).

Year End Reserve Highlights

•

In 2008, the Trust added 35.5 Bcfe of proved reserves and 8.3 Bcfe of probable reserves for total reserve additions of 43.8 Bcfe of proved and probable reserves, excluding production.

•

After production of 66.7 Bcfe in 2008, proved and probable reserves decreased 4 percent from 509.9 Bcfe at year end 2007 to 487.1 Bcfe and proved reserves decreased 11 percent to 263.6 Bcfe at year end 2008. Reserve additions largely offsetting production were due to the successful reinvestment of $125.3 million in capital spending programs, representing approximately 45 percent of the Trust’s 2008 funds flow. In addition, a small net reserve disposition of 0.1 Bcfe was also recorded as minor consolidating acquisitions effectively offset the disposition of several non-core assets.

•

Including changes in future development capital, PET realized finding, development and acquisition costs of $2.50 per Mcfe ($15.00 per BOE) on a proved and probable reserves basis in 2008 and $2.59 per Mcfe ($15.54 per BOE) on a proved reserves basis in 2008.

•

Excluding changes in future development capital, PET realized finding, development and acquisition costs of $2.59 per Mcfe ($15.54 per BOE) on a proved and probable reserves basis and $3.20 per Mcfe ($19.20 per BOE) on a proved reserves basis in 2008.

•

Excluding $19.1 million of capital expenditures for pure exploration crown land expenditures in West Central Alberta where no reserve-adding activities were conducted in 2008 and including changes in future development capital, PET realized finding, development and acquisition costs of $2.06 per Mcfe ($12.36 per BOE) on a proved and probable reserves basis and $2.06 per Mcfe ($12.36 per BOE) on a proved reserves basis in 2008.

•

The Trust’s reserve to production ratio (“reserve life index”) decreased slightly to 7.5 years on a proved and probable reserves basis (4.5 years on a proved reserves basis) at year end 2008, as compared to 7.6 years (4.7 years on a proved basis) in 2007.

•

PET’s net asset value at year end 2008 was $10.64 per Trust Unit discounted at 5% compared to $11.41 per Trust Unit at December 31, 2007, while the Trust distributed $1.20 per Trust Unit to Unitholders in 2008.

Reserves Disclosure

Company interest reserves included herein are before royalty burdens and including royalty interests. Reserves information is based on an independent reserves evaluation report prepared by McDaniel dated January 31, 2009 with an effective date of December 31, 2008, and has been prepared in accordance with National Instrument 51-101 (“NI 51-101”) using McDaniel’s forecast prices and costs. Complete NI 51-101 reserves disclosure including after-tax reserve values, reserves by major property and abandonment costs will be included in PET’s Annual Information Form (“AIF”), which will be filed in March 2009.

PET reports the results of the Trust’s 93 percent-owned subsidiary Severo Energy Corp. (“Severo”) using consolidated accounting practices, and therefore the amounts shown include 100 percent of the volumes and values related to the natural gas reserves of Severo.

Approximately 98 percent of PET’s proved and proved and probable reserves are natural gas and as such the Trust reports reserves in Mcf equivalent (Mcfe). Mcfe may be misleading, particularly if used in isolation.  In accordance with NI 51-101 a Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Reserves Summary At Year End 2008
Company Interest (Working Interest + Royalty Interest)
	Light and Medium Crude Oil (MBbl)	Natural Gas (MMcf)	Natural Gas Liquids (MBbl)	Natural Gas Equivalent (MMcfe)
Proved Producing	565	207,374	15	210,855
Proved Non-Producing	15	13,531	1	13,621
Proved Undeveloped	20	39,018	-	39,138
Total Proved	600	259,922	16	263,615
Total Probable	335	221,397	6	223,441
Total Proved and Probable	935	481,319	21	487,055

Gross Interest (Working Interest)
	Light and Medium Crude Oil (MBbl)	Natural Gas (MMcf)	Natural Gas Liquids (MBbl)	Natural Gas Equivalent (MMcfe)
Proved Producing	535	205,007	15	208,309
Proved Non-Producing	15	13,509	1	13,599
Proved Undeveloped	20	39,018	-	39,138
Total Proved	570	257,534	16	261,046
Total Probable	325	220,711	6	222,696
Total Proved and Probable	895	478,244	21	483,742

Net Interest (Company Interest - Royalties Payable)
	Light and Medium Crude Oil (MBbl)	Natural Gas (MMcf)	Natural Gas Liquids (MBbl)	Natural Gas Equivalent (MMcfe)
Proved Producing	499	172,571	11	175,627
Proved Non-Producing	14	11,249	-	11,336
Proved Undeveloped	18	34,400	-	34,509
Total Proved	531	218,220	11	221,473
Total Probable	284	179,637	4	181,361
Total Proved and Probable	815	397,857	15	402,834

Reserves Reconciliation

Company Interest (Working Interest + Royalty Interest)

Natural Gas Equivalent (MMcfe)
PROVED
Opening Balance	294,780
Discoveries and Extensions	21,861
Technical Revisions	11,029
Acquisitions, net of Dispositions	260
Production	(66,695)
Economic Factors	2,379
Closing Balance	263,615

PROBABLE	Natural Gas Equivalent (MMcfe)
Opening Balance	215,126
Discoveries and Extensions	17,976
Technical Revisions	(11,353)
Acquisitions, net of Dispositions	(407)
Production	-
Economic Factors	2,097
Closing Balance	223,440

PROVED AND PROBABLE	Natural Gas Equivalent (MMcfe)
Opening Balance	509,907
Discoveries and Extensions	39,837
Technical Revisions	(323)
Acquisitions, net of Dispositions	(146)
Production	(66,695)
Economic Factors	4,477
Closing Balance	487,055

RESERVE LIFE INDEX

PET’s proved and probable reserves to production ratio, also referred to as reserve life index (“RLI”) was 7.5 years at year end 2008 while the proved RLI was 4.5 years, based upon the 2009 production estimates in the McDaniel Report. The following table summarizes PET’s historical calculated RLI.

Reserve Life Index(1)

	2008	2007	2006	2005	2004
Total Proved	4.5	4.7	3.6	4.0	4.5
Proved and Probable	7.5	7.6	4.9	5.4	5.6

(1)

Calculated as year end reserves divided by year one production estimate from McDaniel Report.

NET PRESENT VALUE OF RESERVES SUMMARY

PET’s light and medium oil, natural gas and natural gas liquids reserves were evaluated by McDaniel using McDaniel’s product price forecasts effective January 1, 2009 prior to provision for financial natural gas price hedges, income taxes, interest, debt service charges and general and administrative expenses. The following table summarizes the net present value (“NPV”) of cash flow from recognized reserves at January 1, 2009, assuming various discount rates. It should not be assumed that the discounted future net cash flows estimated by McDaniel represent the fair market value of the potential future production revenue of the Trust.

NPV of Cash Flow Using McDaniel January 1, 2009 Forecast Prices and Costs

NI 51-101 Net Interest		Discounted at
($thousands)	Undiscounted	5%	10%	15%
Proved Producing	$1,088,315	$916,202	$802,404	$719,047
Proved Non-Producing	9,779	14,169	14,786	14,283
Proved Undeveloped	112,471	80,991	58,821	42,995
Total Proved	1,210,566	1,011,361	876,011	776,325
Total Probable	920,494	630,845	457,595	346,202
Total Proved and Probable	$2,131,059	$1,642,206	$1,333,606	$1,122,527

At a 10 percent discount factor, the proved producing reserves comprise 60 percent of the proved and probable value while total proved reserves account for 66 percent of the proved and probable value. McDaniel’s price forecast utilized in the evaluation is summarized below.

McDaniel January 1, 2009 Price Forecast

Year	West Texas Intermediate Crude Oil ($US/Bbl)	Edmonton Light Crude Oil ($Cdn/Bbl)	Natural Gas at AECO ($Cdn/MMBtu)	Foreign Exchange ($US/$Cdn)
2009	60.00	69.60	7.40	0.85
2010	71.40	83.00	8.00	0.85
2011	83.20	91.40	8.45	0.90
2012	90.20	93.90	8.80	0.95
2013	97.40	96.30	9.05	1.00
2014	99.40	98.30	9.25	1.00
2015	101.40	100.30	9.45	1.00
2016	103.40	102.30	9.60	1.00
2017	105.40	104.20	9.80	1.00
2018	107.60	106.40	10.00	1.00
2019	109.70	108.50	10.20	1.00
2020	111.90	110.70	10.40	1.00
2021	114.10	112.80	10.60	1.00
2022	116.40	115.10	10.80	1.00
2023	118.80	117.50	11.05	1.00
Escalate thereafter at	2%	2%	2%	1.00

EFFECT OF NEW ALBERTA ROYALTY REGIME

On October 25, 2007, the Government of Alberta announced a “New Royalty Framework” for oil and natural gas royalties in the Province of Alberta. New royalty rates will apply to all production effective January 1, 2009. At the McDaniel price forecast of $7.00 per GJ at AECO in 2009 and assuming production of the recognized reserves only, the royalty rate for PET’s production in 2009 is expected to be virtually equal to what it would have been under the previous royalty regime. PET’s assessment is that, based on the Trust’s current profile of well productivity and at various natural gas prices, the effect of the new royalty framework on cash flow will be approximately as shown below. Royalty rates will rise relative to their pre-2009 levels at higher gas prices, and decrease relative to their pre-2009 levels at lower gas prices.

Estimated Change in Royalty Rate(1)
		AECO Gas Price ($/GJ)
	$5.00	$6.00	$7.00	$8.00	$10.00
Estimated Crown Royalty Rate in 2009 under pre-2009 Royalties	17.0%	17.0%	17.0%	17.0%	17.0%
Estimated Crown Royalty Rate in 2009 under Current Royalties	5.8%	10.3%	14.8%	17.8%	23.8%
Increase (Decrease) in Royalty Rate [percentage points]	-11.2%	-6.7%	-2.2%	0.8%	6.8%
Percentage Increase (Decrease) in Royalty Rate [%]	-65.8%	-39.3%	-12.9%	4.8%	40.1%

(1)

PET estimated average 2009 well productivity based on McDaniel Report is 167 Mcf/d.

With respect to the future cash flow related to the reserves booked in the McDaniel Report, the declining productivity profile assumed from the “produce-out” assumption of the McDaniel Report will result in lower royalty rates in future years and increases in the future net revenue from PET’s proved and probable reserves at various gas prices, discounted at 5 percent as shown below:

Estimated Change in NPV of Future Net Revenue Resulting From Change in Alberta Royalty Framework
		AECO Gas Price ($/GJ)
($MM) Discounted at 5%	$6.00(2)	McDaniel(1)	$8.00(2)	$10.00(2)
Increase (Decrease) in Net Present Value Due to Price Change from McDaniel Prices(3)	$(551.2)	---	$15.5	$512.8
Increase (Decrease) in Net Present Value Due to New Royalty Regime(4)	$83.4	$(7.6)	$8.5	$(138.3)

(1)

McDaniel price forecast at January 1, 2009. See “NET PRESENT VALUE SUMMARY – NPV of Cash Flow Using McDaniel January 1, 2009 Forecast Prices and Costs”

(2)

AECO Spot price held constant with zero inflation.

(3)

Increase (Decrease) in net present value of future revenue assuming pre-2009 royalty framework and forecast gas price indicated as compared to the McDaniel forecast.

(4)

Increase (Decrease) in net present value of future revenue related to the current royalty framework assuming the forecast gas price indicated.

NET ASSET VALUE

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the Trust's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. It should not be assumed that the NAV represents the fair market value of PET Units. The calculations below do not reflect the Trust’s current gas price hedges or the value of the Trust’s extensive prospect inventory to the extent that the prospects are not recognized within the NI-51-101 compliant reserve assessment. The value of PET’s prospect inventory is captured only through the assessment of the fair market value of undeveloped land based on current land sale valuation parameters which declined $9.6 million year over year with the general reduction in land sale prices in Alberta in 2008.  PET runs its business on a going-concern basis, investing in opportunities to add value, improve profitability and increase reserves which enhance the Trust's NAV beyond the amounts shown in its annual reserve evaluation.

Pre-tax Net Asset Value at December 31, 2008(1)
($MM except as noted)	Undiscounted	5%	8%	Discounted at 10%
Total Proved and Probable Reserves(2)	$2,131.1	$1,642.2	$1,442.2	$1,333.6
Fair Market Value of Undeveloped Land(3)	141.1	141.1	141.1	141.1
Net Bank Debt (unaudited)	(283.9)	(283.9)	(283.9)	(283.9)
Convertible Debentures (unaudited)	(236.0)	(236.0)	(236.0)	(236.0)
Estimate of Additional Future Abandonment and Reclamation Costs(4)	(80.7)	(61.6)	(52.5)	(47.5)
Net Asset Value	$1,671.6	$1,202.8	$1,010.9	$907.3
Trust Units Outstanding (MM) - basic	113.0	113.0	113.0	113.0
Net Asset Value per Trust Unit ($/Unit)	$14.80	$10.64	$8.95	$8.03

(1)

Financial information is per PET’s 2008 unaudited consolidated financial statements.

(2)

Reserve values per McDaniel Report as at December 31, 2008.

(3)

Internal estimate.

(4)

Amounts are net of salvage value and in addition to amounts in the McDaniel Report for future well abandonment costs related to developed reserves. See “ABANDONMENT AND RECLAMATION COSTS”.

In the absence of adding reserves to the Trust, the NAV per Trust Unit will decline as the reserves are produced out. The cash flow generated by the production relates directly to the cash distributions paid to Unitholders. The above evaluation includes future capital expenditure expectations required to bring undeveloped reserves recognized by McDaniel that meet the criteria for booking under NI 51-101 on production. The above evaluation does not consider those opportunities in the Trust’s extensive prospect inventory that are not captured in the NI 51-101 evaluation.

In order to independently assess the "going concern" value of the Trust, a more detailed independent assessment would be required of the upside potential of specific properties and the ability of the PET team to continue to make value-adding capital expenditures. At inception of the Trust in February 2003, based on year end 2002 reserves the NAV was determined to be $8.91 per Trust Unit based on a 5 percent discount rate. Since that time, including the December 2008 distribution which was paid on January 15, 2009, the Trust distributed $13.12 per Trust Unit. Despite having distributed $4.21 per Trust Unit more in cash distributions than the initial NAV, the NAV as at December 31, 2008 increased to $10.64 per Trust Unit using a 5 percent discount rate.

ABANDONMENT AND RECLAMATION COSTS

PET engages Prevent Technologies Ltd. (“Prevent”), an independent evaluator, to estimate the Trust’s total future asset retirement obligation based on net ownership interest in all wells, facilities and pipelines, including estimated costs to abandon the wells, facilities and pipelines and reclaim the sites and the estimated timing of the costs to be incurred in future periods. Pursuant to this evaluation, the estimated undiscounted total value of PET’s future asset retirement obligations is $363.2 million as at December 31, 2008. As at December 31, 2008, the undiscounted net salvage value of the Trust’s gas plants, compressors and facilities was estimated at $163.0 million. The McDaniel Report includes an undiscounted amount of $151.0 million with respect to expected future well abandonment costs related specifically to proved and probable reserves and such amount is included in the values captioned “Total Proved and Probable Reserves” above. Of the total future well abandonment costs included in the McDaniel Report an undiscounted amount of $119.5 million relates to PET’s developed reserves. The following table presents the estimated future asset retirement obligations and estimated net salvage values at various discount rates:

Abandonment and Reclamation Costs
($MM, net to PET)	Undiscounted	5%	8%	Discounted at 10%

Well abandonment costs for developed reserves included in McDaniel Report	$119.5	$77.1	$62.9	$55.9
Well abandonment costs for undeveloped reserves included in McDaniel Report	31.5	15.1	9.9	7.6
Well abandonment costs for Total Proved and Probable reserves included in McDaniel Report	151.0	92.2	72.8	63.5
Estimate of other abandonment and reclamation costs not included in McDaniel Report	212.2	159.5	136.6	124.1
Total estimated future abandonment and reclamation costs	363.2	251.7	209.4	187.6
Salvage value	(163.0)	(113.0)	(94.0)	(84.2)
Abandonment and reclamation costs , net of salvage	200.2	138.7	115.4	103.4
Well abandonment costs for developed reserves included in McDaniel Report(1)	(119.5)	(77.1)	(62.9)	(55.9)
Estimate of additional future abandonment and reclamation costs, net of salvage(1)	$80.7	$61.6	$52.5	$47.5

(1)

Future abandonment and reclamation costs not included in the McDaniel Report, net of salvage value.

FINDING, DEVELOPMENT AND ACQUISITION (“FD&A”) COSTS

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital (“FDC”) required to bring the proved undeveloped and probable reserves to production. For continuity, PET has presented herein FD&A costs calculated both excluding and including FDC. Changes in forecast FDC occur annually as a result of development activities, acquisitions and disposition activities and capital cost estimates that reflect the independent evaluator’s best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.

FD&A Costs – Company Interest Reserves

($MM (unaudited), except as noted)	Proved	Proved excluding Exploration(2)	Proved and Probable	Proved and Probable excluding Exploration(2)
		Lands		Lands
FD&A Costs Excluding Future Development Capital
Exploration and Development Capital Expenditures	$125.3	$106.2	$125.3	$106.2
Net Dispositions	(18.5)	(18.5)	(18.5)	(18.5)
FD&A Capital Expenditures Including Net Dispositions	$106.8	$87.7	$106.8	$87.7
Acquisition Closed in 2009(1)	6.8	6.8	6.8	6.8
FD&A Capital Expenditures Including Net Dispositions	$113.6	$94.5	$113.6	$94.5
Reserve Additions Including Net Acquisitions – Bcfe	35.5	35.5	43.8	43.8
Finding Development and Acquisition Cost – $/Mcfe	$3.20	$2.66	$2.59	$2.16

FD&A Costs Including Future Development Capital
FD&A Capital Expenditures Including Net Dispositions	$113.6	$94.5	$113.6	$94.5
Total Change in FDC	(21.4)	(21.4)	(4.1)	(4.1)
Total FD&A Capital Including Change in FDC	$92.2	$73.1	$109.5	$90.4
Reserve Additions Including Net Acquisitions – Bcfe	35.5	35.5	43.8	43.8
Finding Development and Acquisition Cost Including FDC – $/Mcfe	$2.59	$2.06	$2.50	$2.06

(1)

The McDaniel Report includes the reserves related to an acquisition which closed in January 2009. As the related capital expenditures will not be recorded for accounting purposes until 2009, they have been added to FD&A Capital Expenditures.

(2)

Capital expenditures for pure exploration crown land expenditures in West Central Alberta where no reserve-adding activities were conducted in 2008 of $19.1 million have been excluded.

Forward-looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, abandonment and reclamation costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the forgoing list of factors is not exhaustive. Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Trust’s Management’s Discussion and Analysis.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B", and "PMT.DB.C" respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

E-mail:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.